Strategy Briefing Michael Ullmer Institutional and Business Services 20 May 2003

•	Good morning.

•	I am delighted to have this opportunity to present to you today.

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The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 May 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda Profile Strategy Performance Future

•	I will discuss IBS’ profile, strategy, performance and future.

Profile Clients and Access Clients 193,500 Business Banking centres 50 Corporate Banking sites 18 Access to Branches 1,000 Locations Australia, New Zealand, UK, USA, Hong Kong, Singapore, Tokyo Financials Average assets $90 billion Net profit after tax ~ 30% of the Group People 5,500

•	Institutional and Business Services manages the Bank’s relationships with institutional, corporate and business clients. It also designs and manufactures business products, for distribution across the Group.

•	IBS serves about 200,000 clients, through a wide range of access points available from our 1,000 branches, 50 Business Banking Centres, 18 Corporate Banking sites and offices in the major capital cities in Australia and offshore.

•	IBS has average assets of $90 billion, represents around 30% of the Group’s net profit after tax and has approximately 5,500 people.

Agenda Profile Strategy Performance Future

CBA Vision and IBS Goals To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service Recognising the unique lifetime financial needs of clients Providing services that are best in segment with choice of access The Vision Business Goals: Divisional Goals: 1. Serve institutions, corporates and businesses through relationship management, to provide financial solutions that anticipate their needs 2. Provide world class finance, capital and risk management products bundled in a distinctive way, delivered economically through the client's choice of distribution channel 3. Build an empowering organisation with the structure, career development, training and rewards to ensure the Vision is achieved 4a. Maintain robust end-to-end specialist delivery platforms capable of leveraging scale and achieving improved client service through flawless execution 4b. Risk framework aligned with the Vision and active portfolio management designed to optimise risk, return and capital consumption

•	This is the Bank’s and IBS’ vision. Our Goals are aligned with the CBA vision. The key words are:

     –     chosen - we aspire to be chosen:

1.	By clients

2.	By employees

3.	By shareholders

4.	By community

     –     respected – in everything we do, we must earn respect.

•	Differentiation will come through delivering a service experience that is truly distinctive.

Our strategy is focused on growth & productivity... Aspirations: IBS is aiming for market leadership... Strong client franchise #1 or #2 in each of our established businesses in Australia Niche product driven growth in our offshore business Innovative, differentiated services One team, desirable place to work .... which is to be achieved in 2 ways. Profitable growth Client service excellence Increase cross-sell activity Lift international growth Product and services innovation Credit portfolio management High performance culture Strategy: Competitive productivity Process and productivity improvements Achieve benefits of IBS Redesign Rationalise systems platforms Streamline credit processes Increase staff training 1 2

Let me turn to our aspirations, and our strategy to deliver them.

•	As David Murray has mentioned, growing IBS is one of the key focus areas.

•	With the scale of our business and strength of the CBA brand and franchise, we should be one or two in our mature businesses domestically.

•	Our offshore strategy is focussed on facilitating Australian related business, together with targeted niche product opportunities.

•	Whilst we are strong in a range of areas, we need to do more in increasing the market’s awareness of our capability.

•	We have brought together two distinct businesses, and we are now building a one team culture.

The two levers to deliver shareholder value are profitable growth and competitive productivity.

•	Growth in profits will come through providing excellent service to our clients, innovative services, active portfolio management and a team committed to delivering on our aspirations.

•	Our analysis has shown that managing the cost-to-income ratio has the single largest impact on our performance. Hence, we are concentrating on:

• process and productivity improvements,

• ensuring the Redesign programme is successfully implemented

• streamlining credit processes, and

• rationalising our system platforms having amalgamated various businesses.

•	We need to ensure our people have the skills to add value to client relationships.

.... underpinned by a strong emphasis on people Instill a culture of ownership, collaboration and innovation Ensure continuous development opportunities Right level of delegations Balance of personal motivators and performance disciplines Measure, recognise and act on results

•	Delivering productivity improvements and growth requires a strong emphasis on our people.

•	Substantial work has been done on our people management systems, but there is more to be done – particularly:

• creating the right culture to allow us to differentiate our client service

• ensuring there are opportunities for continuous education

• putting in place appropriate reward and recognition programmes

To date we have made significant progress Profitable Growth Competitive Productivity Clear client segmentation with differentiated service models Focussed international strategy Active Portfolio Management operating model implemented Product innovation Amalgamation of activity Streamlined structure IBS Redesign programme

To date, we have made significant progress on implementing our strategic initiatives.

•	We amalgamated Business Banking and Institutional Banking and brought together business operational processing areas from a number of legacy Divisions in the old structure.

•	We streamlined our structure by reducing the number of levels, which resulted in approximately 90 positions becoming redundant.

•	Significant efficiencies are being achieved through the IBS Redesign programme, which I will touch on shortly.

•	We have refocused our international strategy, targeting niche opportunities. We expanded our Asian capital markets team, through measured organic expansion.

•	We have established a credit portfolio management team with a mandate to manage large counterparty exposures, monitor portfolio concentrations, and optimise the utilisation of credit capital.

•	Product developments include:

•	specialised leasing, residual value risk and qualified technological equipment leases (QTEs), and infrastructure financing

•	environmental products

•	debt capital markets, agricultural commodities, precious metals.

•	integrated working capital solutions comprising transaction services, working capital and asset finance, vanilla leasing and merchant acquiring.

The Redesign is a critical change initiative... Relationship Model Deepen relationship More clients Deepen relationship More clients Deepen relationship More clients Deepen relationship Deepen relationship Efficiency gains Efficiency gains Focus of Change Initiatives Client Turnover ($m) >150 10-150 1-10 Client Total Footings ($m) >5 0.85-5 0.85-5 0.15-0.85 <0.15 Number of Clients 800 2,200 9,200 4,300 59,000 118,000 Market Share 2002 (%) Cost-to- Income 2002 (%) 38 38 41 42 74 26 19 11 19 22 22 Dedicated Relationship Executive Dedicated team of Business Bankers Segment Small Top Tier Corporate Corporate Regional SME Business Corporate Institutional

•	The IBS Redesign programme has been the critical change initiative over the last year.

•	Client turnover and client total footings were used to determine the segmentation of our client base into 3 broad client segments — institutional, corporate and business.

•	There are different value drivers in the Business and Corporate Banking client base.

•	The corporate segment has untapped potential —> these clients require a higher level of service in a relationship based model

•	The Business segment has a cost-to-serve which needs to be reduced by using a different service model —> these clients will be serviced from centralised sites

•	Within Corporate Banking, we have 2 sub-segments — Top Tier and Corporate. This enables us to have greater focus on delivering a tailored value proposition to the larger relationships in the corporate segment, where our market share has substantial growth potential. For the mid market corporate clients, we are delivering a greater relationship focus than they have previously received under the old segmentation.

•	Within Business Banking, we have 3 sub-segments — Regional, SME, and Small. We chose to keep all regional clients in one segment to maintain a clear focus on rural factors. We are streamlining the sales and service processes for the SMEs and Small Business to deliver more responsive service at lower cost.

....and much work has been completed 2002 Oct Nov Dec 2003 Jan Feb Mar Implement streamlined credit processes Establish Client Service Centre (CSC) Test streamlined credit processes Design streamlined credit processes Identify redundant positions Transfer Corporate Banking support to CSC Apr May June July Dec Migrate and consolidate BB & CB Centres SA/WA ACT QLD VIC NSW

•	We are well progressed with the Redesign programme.

•	Transition of staff and clients between Corporate Banking and Business Banking is almost complete, with Victoria due to be completed by the end of this month.

•	The transitions to date have gone extremely well, with positive feedback from both staff and clients.

•	We realigned 20,000 clients between Corporate and Business Banking.

•	We are also amalgamating some centres. Corporate Banking sites will be reduced from 28 to 18 and the metropolitan Business Banking Centres will be reduced from 20 to 13, both with improved locations.

•	By bringing teams together, we are able to work more effectively and reduce duplication of processes. The amalgamated working groups also need fewer staff to service the client base, using more effective processes.

•	We rolled out a consistent and stable technology platform to increase the functionality and performance in each IBS site.

•	The Credit Process Improvements are designed to streamline the credit decisioning process, reduce workload, improve turnaround times and increase the focus on generation of new business, while preserving the overall Group Risk profile.

•	Trials of the new credit processes indicates that we will achieve significant efficiencies and time savings by implementing these processes.

•	The phases of the IBS Redesign Programme completed to date have resulted in approximately 460 positions becoming redundant.

•	We are expanding our Client Service Centre to handle day-to-day client service and this will create more than 100 new positions.

Agenda Profile Strategy Performance Future

Over the year, we have completed some notable deals Lessee Adviser Air Traffic Management US$ 552,000,000 Australia August 2002 Airservices Australia October 2002 Global Leasing Transaction Banking Debt Capital Markets

•	We have completed a number of notable deals, illustrating our specialist focus and product innovation.

•	The Airservices transaction represented the first integrated Air Traffic Management transaction in the southern hemisphere, and the first QTE globally to involve three cross border jurisidictions.

•	The transaction for Singapore Airport Terminal Services represented the first QTE transaction to be completed over cargo management systems and catering systems.

•	We are active participants in the domestic capital markets, with deals such as the Bluestone, retail mortgage backed securities over non-conforming mortgages. Offshore, we executed our first transaction in the US Traditional Private Placement Market in conjunction with Merrill Lynch, for Contact Energy.

•	We recently won the full transaction banking of Sydney Water, with the services previously split across 3 providers.

Our standing in client satisfaction amongst institutions is good... Source: East & Partners 2003 corporates with turnover greater than $240m Relationship Bankers Primary Relationship - Cash Management, Debt, Bonds Primary Relationship - Treasury & Financial Markets Relationship Management 1. BNP 2. CBA 3. SGB 1. CBA 2. MBL 3. ABN 1. Deutsche 2. CBA 3. ABN 1. SGB 2. JPM 3. CBA Banking Transaction Banking

•	Given the change programme that has been underway, the results of client satisfaction surveys across our 3 client segments are pleasing.

•	The results here are for the Top 500 institutions in Australia, a market where our primary competitors includes the foreign investment banks.

....and is equally encouraging amongst mid- corporates... Source: East & Partners 2003 mid-corporates with turnover $20m-$100m Relationship Management Loyalty to the Relationship Quality of People 1. SGB 2. JPM 3. CBA 1. CBA 2. BNP 3. SGB 1. JPM 2. ABN 3. CBA Account Management Loyalty to the Relationship Quality of People 1. CBA 2. SGB 3. JPM 1. CBA 2. SGB 3. ANZ 1. CBA 2. JPM 3. SGB Treasury Transaction Banking

•	Client satisfaction for mid-corporates is outstanding, where again, our primary competition is from the foreign specialist providers.

....and business clients Source: Business Finance Monitor October 2002 to March 2003 - businesses with turnover up to $40 million Satisfaction with Main Financial Institution Relationship Main Bank clients 7% 9% 32% 32% 21% 5% 8% 24% 34% 29% 6% 10% 26% 32% 25% 5% 9% 28% 33% 25% Banking Very Dissatisfied Fairly Dissatisfied Neither Satisfied nor Dissatisfied Fairly Satisfied Very Satisfied CBA ANZ NAB WBC

•	Approximately 53% of our business clients are satisfied with us, but more work needs to be done to convert those relationships that are not satisfied.

Our product market shares in the institutional segment are competitive... Source: INSTO 2002, Bloomberg 2003, Greenwich & Associates 2002/2003, East & Partners 2003 turnover > $240m

•	Our market share is steady or improving, which is a good result given the extent of change over this period.

•	We were number one Bond Arranger 2002 and ranked 2nd for market share for Global Loans.

Source: East & Partners- mid-corporates with turnover $20m-$100m ....and are similarly competitive in the corporate segment...

•	For the mid-corporate treasury survey, CBA market share was up for all core products.

....and in the business segment Source: Business Finance Monitor - Businesses with turnover up to $40m

•	In the business segment, our share of borrowings is stable and we have maintained our position as number 2 in this market. Like client satisfaction in this segment, more work needs to be done to strengthen this share.

Market share of aggregate lending balances maintained Source: RBA All Business Lending

•	Looking at aggregate business lending across all three segments, we have held market share at 15% of the market on a rolling 12 month basis. Our balances* have increased 6.65% ($3.3bn) in the 12 months ended March 2003, broadly in line with market growth.

*	excludes bank acceptances

Agenda Profile Strategy Performance Future

Issues going forward Industry and regulatory issues Uncertain outlook for business credit growth Growth in pool of investable funds outstripping asset creation Financial Services Reform Act Implications of International Accounting Standards eg IAS39 Reform of credit card and debit card schemes IBS Transformation Product and process simplification Sales Model framework

Going forward, there are a number of industry and regulatory issues, and further phases of the IBS transformation.

•	Economic indicators show investment has dipped below trend. The drop is because average loan sizes have fallen, perhaps because businesses have responded to recent uncertainties by deferring some of their larger capital expenditure projects. The fundamentals remain supportive of a decent lift in capital expenditure.

•	The pool of investable assets is growing, but aggregate assets origination is lagging. Investment growth in the Australian capital markets is equivalent to the creation of a 5th Major Bank every year!

•	The Financial Services Reform Act will have a major impact on all financial services companies, and we are well advanced in preparing for our licence application.

•	Changes to international accounting standards will provide our clients with significant challenges, and opportunity to advise on appropriate re-structuring.

•	Reforms to credit and debit card schemes are likely to have offsetting effects on our business.

•	The areas of focus in IBS going forward will be a product and process simplification, where there are significant opportunities to increase efficiency. We also need to develop a more focussed sales culture.

Strategy Briefing Michael Ullmer Institutional and Business Services 20 May 2003

Thank you for your attention. As you have heard, much has been achieved in the last 12 months, client satisfaction and market share are encouraging and there is still more to be done.

•	My direct reports are in the audience, so I may direct any questions you may have to them if appropriate. In the supplementary information, you will find more detail on the IBS structure and an analysis of our current risk profile which has remained sound.

•	Thank you.

Supplementary Slides

IBS is structured into client and product groups... Manage Client relationships Design and manufacture product People Risk Management Technology Brand Institutional Banking Corporate Banking Business Banking Global Markets Working Capital Services Institutional Banking Capital and risk management solutions for Institutions and governments in the domestic and international market Local relationship management for corporate clients in Australia and the top institutional / corporate clients in New Zealand Integrated financial services for small, medium and rural businesses throughout Australia Financial markets facing activities including debt capital markets, foreign exchange, derivatives money market, and commodities. Product range embracing the full capital structure from senior debt to mezzanine to equity using project finance, structured finance, and corporate lending Products to support financial and operational working capital needs, such as transaction banking, merchant acquiring and asset financing

…led by an experienced leadership team

Institutional Banking **Doug Dovey** ▪ 5 years with CBA ▪ previously UBS Warburg and Bankers Trust	**Global Markets** **Paul Riordan** ▪ 8 years with CBA ▪ previously Bank of America and UBS	**Risk Management** **Michael Hamar** ▪ 1 year with CBA ▪ previously JP Morgan Chase
Corporate Banking **Karen McGregor** ▪ 6 years with CBA ▪ previously Leighton Holdings and HSBC	**Institutional & Business Services** **Michael Ullmer** ▪ 6 years with CBA ▪ previously Coopers & Lybrand and KPMG	**Finance & Strategy** **George Frazis** ▪ 1 year with CBA ▪ previously Boston Consulting Group
Business Banking **Eric Kinsella** ▪ 23 years with CBA	**Working Capital Services** **Bruce Munro** ▪ 22 years with CBA	**Human Resources** **Shelley Jones** ▪ 5 years with CBA ▪ previously Sportsgirl Sportscraft and SECV

CommonwealthBank 26

Overall, our risk profile continues to remain sound Commercial Portfolio 29 27 29 15 15 14 36 39 40 17 19 20 0% 20% 40% 60% 80% 100% AAA/AA* A BBB Other Dec 01 Jun 02 Dec 02 Top 20 exposures as a % of Total Committed Exposure Dec 2000 Dec 2001 Dec 2002 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0%

Uncertain business credit growth and tightening spreads Business credit remains quite volatile on a month to month basis. Expectations of substantial business investment and resultant credit growth have not materialised. However, growth remains in marginally positive territory. Lending rates are flattening with the cash rate, slightly up from recent lows, putting further pressure on margins.